SCHEDULE A
to the
INVESTMENT ADVISORY AGREEMENT
Dated September 12, 2019 between
ETF SERIES SOLUTIONS
and
CLEARSHARES LLC

The Trust will pay to the Adviser as compensation for the Adviser’s services rendered, a fee, computed daily at an annual rate based on the average daily net assets of the respective Fund in accordance with the following fee schedule:

Fund	Rate
ClearShares OCIO ETF	0.55%
ClearShares Ultra-Short Maturity ETF	0.20%
ClearShares Piton Intermediate Fixed Income ETF	0.45%

IN WITNESS WHEREOF, the parties hereto have caused this Schedule A to be signed on their behalf by their duly authorized officers as of July 29, 2020.

ETF SERIES SOLUTIONS on behalf of the series listed on Schedule A	CLEARSHARES, LLC

By: /s/ Michael D. Barolsky	By: /s/ Thomas Deegan
Name: Michael D. Barolsky	Name: Thomas Deegan
Title: Vice President	Title: Chief Executive Officer